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Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(in thousands, except per share data)

	Year Ended December 31,
	2003	2002	2001
INCOME PER SHARE—BASIC
Weighted average common shares outstanding	21,424	20,946	20,398

Net income available to common shareholders	$36,782	$40,848	$40,288

Net income per share—basic	$1.72	$1.95	$1.98

NET INCOME PER SHARE—DILUTED
Weighted average common shares outstanding	21,424	20,946	20,398
Net effect of dilutive stock options based on the treasury stock method using the average market price	190	323	364

Total	21,614	21,269	20,762

Net income available to common shareholders	$36,782	$40,848	$40,288

Net income per share—diluted	$1.70	$1.92	$1.94

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IHOP CORP. AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (in thousands, except per share data)